UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432

B1636FFB Olivos, Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 4, 2016 titled “Arcos Dorados signs four-year loan agreement in Brazil”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 4, 2016

Item 1

ARCOS DORADOS SIGNS FOUR-YEAR LOAN AGREEMENT IN BRAZIL

MONTEVIDEO, Uruguay, April 4, 2016 – Arcos Dorados (NYSE: ARCO) (“the Company”) today announced that its Brazilian subsidiary, Arcos Dourados Comércio de Alimentos Ltda., has received total proceeds of 613.9 million Brazilian Reais (BRL or R$) under a secured loan agreement. The loan agreement, which was signed on March 29, 2016, had a US dollar equivalent of US$167.3 million as of the signing date.

The loan proceeds will be used primarily to repay the Company’s BRL-denominated bond maturing on July 13, 2016. The Company previously repurchased R$48.2 million of the outstanding R$675 million principal of its BRL-denominated bond.

The Company structured the transaction with five lenders namely Citibank, Itaú, Santander, Bank of America and JP Morgan. The loan has a four-year term and a full-amortizing payment schedule, with no prepayment penalty. It will bear interest at the Interbank Market reference interest rate, plus 4.50%. Interest payments will be made quarterly, beginning June 2016, and principal payments will be made semi-annually, beginning September 2017. The loan is secured by certain credit and debit card receivables arising from sales in Brazilian restaurants operated by the Brazilian subsidiary.

José Carlos Alcantara, Chief Financial Officer for Arcos Dorados, commented, “Our ability to secure this loan demonstrates the strength of our financial position, as well as the market’s confidence in our future prospects. We remain focused on reducing our net debt levels as part of our long-term strategic plan, and expect improved operating cash flow generation and the proceeds from our asset monetization strategy to help us achieve this goal.”

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include expectations about the Company’s financial prospects, its long term strategy and its deleveraging goals. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Investor Relations Contact	Media Contact
Daniel Schleiniger	Katja Buhrer
Senior Director of Corporate Communications and IR	MBS Value Partners
Arcos Dorados (NYSE: ARCO)	katja.buhrer@mbsvalue.com
ir@ar.mcd.com	T: +1 (212) 661-7004

T: +54 11 4711-2265